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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number: 0-29782


(Check one) [X] Form 10-K    Form 20-F    Form 11-K  [ ] Form 10-Q    Form N-SAR
            ---           ---          ---           ---           ---

For the Period Ended: December 31, 2000

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: WAXS INC.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2200
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
[x] |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the prescribed
    |     due date; or the subject quarterly report or transition report on Form
    |     10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-K for the year ended December 31, 2000 could not be filed within the Commission's prescribed time period primarily due to financial and legal management time and effort associated with the restructuring of the Company's debt obligations referenced in the attached press release.
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PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Bryan D. Yokley         (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes    _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company expects its December 31, 2000 financial results to be significantly changed over the comparable period in 1999. Please refer to the Company's press release dated March 27, 2001 which contains information regarding expected financial information for the Company for the year ended December 31, 2000.

World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2001               By: /s/ Bryan D. Yokley
                                     ----------------------------
                                      Bryan D. Yokley
                                      Executive Vice President
                                      and Chief Financial
                                      Officer


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                                                                   Exhibit 99.1



    WORLD ACCESS ENGAGES UBS WARBURG TO EXPLORE RESTRUCTURING ALTERNATIVES

Atlanta, Georgia - March 27, 2001 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that it has retained UBS Warburg to explore alternatives to restructure the Company's debt obligations and identify additional sources of capital.

On February 15, 2001, World Access announced that management believed fourth quarter 2000 results would be worse than previous expectations and guidance, and that, as a result, the Company was pursuing a financial restructuring, which included a tentative agreement with holders of its 13.25% Senior Notes ("the Notes") to restructure that obligation, as well as a new credit line and a tentative agreement with a vendor to restructure a current trade obligation.

While the Company has not yet finalized its fourth quarter and year-end 2000 financial results, management confirms that revenues for the quarter were approximately 15% below its original guidance, and advises that the Company incurred significant EBITDA and Net Earnings losses. Operating Losses resulted principally from the revenue shortfall, gross margins that were significantly lower than planned and additional bad debt reserves. Net earnings were also impacted by a significant goodwill write-down and a loss on the Company's investment in BATM Advanced Communications Ltd. (London Stock Exchange: BVC).

As a consequence of the preliminary results for the fourth quarter, management has revised its operating forecast, and now believes that available cash is insufficient to both fund the revised agreement with the holders of the Notes and provide sufficient cash for operations. In light of this information, the Company is seeking a financial restructuring of significantly greater proportions than that announced in the Company's press release dated February 15, 2001.

John D. Phillips, Chairman and Chief Executive Officer, said, "The Company currently has cash and investments of approximately $100 million to continue to fund operating requirements pending any restructuring. Obviously, the telecommunications industry is struggling through difficult times, particularly in relation to the availability of capital. While this has created a liquidity crisis for us and many of our peers, we continue to believe that our strategy of consolidating a significant base of small and medium sized commercial customers in Europe is sound. We have made significant progress in the implementation of our strategy, and if our financial restructuring is successful, we expect to carry forward our strategic goals. In addition, we have initiated a broad review of our operations with the objective of focusing on earnings rather than our historical focus on growth. We expect that this review will result in an operational restructuring to consolidate or downsize certain operations that have not yet achieved sufficient scale."

UBS Warburg is expected to initiate further discussions with the holders of the Notes, evaluate the restructuring of other obligations, and seek sources of new private equity capital. While management believes that a significant restructuring is possible and in the best interest of World Access shareholders and creditors, there can be no assurance of a successful restructuring. If World Access is not able to restructure existing obligations and attract new capital, the Company may find it necessary to seek protection under Chapter 11 of the U.S. Bankruptcy Code.

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After the expiration of the rescission period offered to the shareholders of
TelDaFax AG (NEUER MARKT:TFX) in connection with the Company's tender offer for all of the outstanding shares of TelDaFax, the number of TelDaFax shares tendered and not withdrawn or rescinded gives World Access a potential ownership stake in TelDaFax of 70.11%. However, the share exchange has not been completed, and the Company will release additional information regarding the TelDaFax share exchange after consultation with the relevant authorities and the Company's advisors.

About World Access

World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for carrier customers, NETnet, with retail sales operations in 9 European countries, and WorldxChange, with retail accounts in the US and Europe. World Access, branding as NETnet, offers services throughout Europe, including long distance, internet access and mobile services. The Company provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause actual results to differ materially. These risks include: inability to obtain adequate financing or financing on terms acceptable or favorable to the Company; inability to restructure existing debt obligations; potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new service offerings; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, as amended, the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and the Company's Registration Statements on Forms S-3 (No. 333-79097) and S-4 (No. 333-37750 and 333-44864), and the Company's Report on Form 8-K dated February 21, 2001, all of which risks are incorporated by reference into this press release.

World Access has filed a proxy statement/prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov <http://www.sec.gov>. In addition, documents filed with the SEC by World Access will be available free of charge by writing to Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, GA, 30326, or by telephone request to 404-231-2025.

The participants, as defined in Instruction 3 to Item 4 of Schedule 14(A) in the solicitation of proxies from the World Access stockholders for the approval of the transactions include World Access and Walter J. Burmeister, Kirby J. Campbell, Brian Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders and Lawrence C. Tucker, each a director of World Access. Please see World Access' Registration Statement on Form S-4 (No. 333-44864) for a description of the World Access security holdings of each of the World Access directors.





World Access Contact:  Michele Wolf
(404-231-2025)         V.P. of Investor Relations
http://www.waxs.com